


November 21, 2023
Vancouver, British Columbia

Wheaton Precious Metals and Vale Base Metals Announce Achievement of First Phase Completion Test at Salobo

Vancouver, British Columbia/Toronto, Ontario – Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") (TSX | NYSE | LSE: WPM), Wheaton Precious Metals International Ltd. ("Wheaton International") and Vale Base Metals Limited ("VBM") (NYSE:VALE) are pleased to announce the successful completion of the throughput test for the first phase of the Salobo III expansion project, a significant milestone that demonstrates increased reliability and continued strong performance at VBM's flagship copper project in Brazil. The test required VBM's Salobo complex to run at an average annualized throughput of 32 million tonnes per annum ("Mtpa") for a period of 90 days. VBM confirmed completion of the test on November 17, 2023, with an average throughput of 32.3 Mtpa.

"As a cornerstone asset in Wheaton's portfolio, Salobo is once again proving itself to be a top-tier operation. The ramp-up of the expansion at the Salobo Mine has not only met but surpassed our expectations, and we extend our sincere congratulations to the Vale Base Metals team in achieving this significant milestone," said Randy Smallwood, President and Chief Executive Officer of Wheaton. "An accomplishment of this magnitude is made possible by the dedication of the on-site team and their commitment to operational excellence. These efforts have resulted in significant enhancements to both Salobo's reliability and operational performance, and we continue to forecast meaningful production from Salobo over the next several years. As the expansion project advances, we look forward to our continued partnership with Vale Base Metals as they embark on this exciting next phase of growth."

"This is a great accomplishment for the Salobo teams and our entire organization," said VBM Chief Executive Officer Deshnee Naidoo. "The consistent performance at Salobo shows we are taking the right actions to unlock value across the portfolio with a focus on driving efficiency and operational excellence. Salobo III is a US$1.1 billion investment in our future that leverages our unique exposure to a Tier 1 copper hub in the Carajás region – a distinct competitive advantage and growth engine as we look to accelerate copper production and deliver critical minerals the world needs."

Salobo – Mill Throughput Expansion

The Salobo mine historically had a mill throughput capacity of 24 Mtpa, and having now exceeded throughput capacity of 32 Mtpa, is currently ramping up to full capacity of 36 Mtpa, expected in the fourth quarter of 2024. Under the terms of the Salobo precious metals purchase agreement ("PMPA"), Wheaton International will make a payment to Vale Base Metals totalling $370 million for completion of the first phase of the Salobo III expansion project. The remaining balance of the expansion payment is dependent on the timing of completion and will be triggered once Vale Base Metals expands actual throughput above 35 Mtpa for a period of 90 days. In addition, Wheaton International will be required to make annual payments of between $5.1 million to $8.5 million for a 10-year period following payment of the expansion payments if the Salobo mine implements a high-grade mine plan.

Financing the Expansion Payment

As at September 30, 2023, the Company had approximately $834 million of cash on hand, which when combined with the liquidity provided by the available credit under the $2 billion revolving term loan and the strength of our ongoing operating cash flows, positions the Company well to fund the Salobo expansion payment in addition to the recently announced acquisition of the Platreef, Kudz Ze Kayah and Curraghinalt streams, as well as all outstanding commitments and known contingencies, and provides flexibility to acquire additional accretive mineral stream interests.

About Wheaton Precious Metals Corp.

Wheaton is the world's premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming for all of its stakeholders.

About Vale Base Metals

Vale Base Metals, the holding entity for Vale's energy transition metals business, is one of the world's largest producers of high-quality nickel and an important producer of copper and responsibly sourced cobalt. With a corporate presence in Toronto, Canada, and operations in Newfoundland & Labrador, Ontario, Manitoba, Indonesia, Brazil, the UK and Japan, the business delivers critical building blocks for a cleaner, greener future.

For further information:

Investor Contact
Emma Murray
Vice President, Investor Relations
Tel: 1-844-288-9878
Email: info@wheatonpm.com

Media Contact
Simona Antolak
Vice President, Communications & Corporate Affairs
Tel: 604-639-9870
Email: simona.antolak@wheatonpm.com

Vale Media
Media.valebasemetals@vale.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton's PMPA counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to payments to Vale Base Metals in connection with the Salobo III expansion, the satisfaction of each party's obligations in accordance with the Salobo PMPA and the receipt of additional gold production in respect of the Salobo III expansion, the future price of commodities, the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential), the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations, the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton's PMPA counterparties at mineral stream interests owned by Wheaton (the "Mining Operations"), the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party's obligations in accordance with PMPAs and royalty arrangements and the receipt by the Company of precious metals and cobalt production in respect of the applicable Mining Operations under PMPAs or other payments under royalty arrangements, the ability of Wheaton's PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton's PMPA counterparties) and the potential impacts of such on Wheaton, future payments by the Company in accordance with PMPAs, the costs of future production, the estimation of produced but not yet delivered ounces, the impact of epidemics (including the COVID-19 virus pandemic), including the potential heightening of other risks, future sales of common shares under the ATM program, continued listing of the Company's common shares, any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs, including any acceleration of payments, projected increases to Wheaton's production and cash flow profile, projected changes to Wheaton's production mix, the ability of Wheaton's PMPA counterparties to comply with the terms of any other obligations under agreements with the Company, the ability to sell precious metals and cobalt production, confidence in the Company's business structure, the Company's assessment of taxes payable and the impact of the CRA Settlement, possible domestic audits for taxation years subsequent to 2016 and international audits, the Company's assessment of the impact of any tax reassessments, the Company's intention to file future tax returns in a manner consistent with the CRA Settlement, the Company's climate change and environmental commitments, and assessments of the impact and resolution of various legal and tax matters, including but not limited to audits. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to the satisfaction of each party's obligations in accordance with the terms of the Salobo PMPA, the satisfaction of each party's obligations in accordance with the terms of the Company's PMPAs or royalty arrangements, risks associated with fluctuations in the price of commodities (including Wheaton's ability to sell its precious metals or cobalt production at acceptable prices or at all), risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with the exploration, development, operating, expansion and improvement of the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as plans continue to be refined), the absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the Mining Operations, uncertainty in the estimation of production from Mining Operations, uncertainty in the accuracy of mineral reserve and mineral resource estimation, risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic), the ability of each party to satisfy their obligations in accordance with the terms of the PMPAs, the estimation of future production from Mining Operations, Wheaton's interpretation of, compliance with or application of, tax laws and regulations or accounting policies and rules being found to be incorrect, any challenge or reassessment by the CRA of the Company's tax filings being successful and the potential negative impact to the Company's previous and future tax filings, assessing the impact of the CRA Settlement (including whether there will be any material change in the Company's facts or change in law or jurisprudence), potential amendments to Canada's transfer pricing rules under the Income Tax Act (Canada) that may result from the Department of Finance's consultation paper released June 6, 2023, potential implementation of a 15% global minimum tax, including the draft legislation issued for consultation by the Canadian Federal Government on August 4, 2023 that would apply to the income of the Company's non-Canadian subsidiaries; counterparty credit and liquidity, mine operator concentration, indebtedness and guarantees, hedging, competition, claims and legal proceedings against Wheaton or the Mining Operations, security over underlying assets, governmental regulations, international operations of Wheaton and the Mining Operations, exploration, development, operations, expansions and improvements at the Mining Operations, environmental regulations, climate change, Wheaton and the Mining Operations ability to obtain and maintain necessary licenses, permits, approvals and rulings, Wheaton and the Mining Operations ability to comply with applicable laws, regulations and permitting requirements, lack of suitable supplies, infrastructure and employees to support the Mining Operations, inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries), uncertainties of title and indigenous rights with respect to the Mining Operations, environmental, social and governance matters, Wheaton and the Mining Operations ability to obtain adequate financing, the Mining Operations ability to complete permitting, construction, development and expansion, global financial conditions, Wheaton's acquisition strategy and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR+ at www.sedarplus.ca and Wheaton's Form 40-F for the year ended December 31, 2022 on file with the U.S. Securities and Exchange Commission on EDGAR (the "Disclosure"). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): the payments to Vale Base Metals and the satisfaction of each party's obligations in accordance with the terms of the Salobo PMPA, that there will be no material adverse change in the market price of commodities, that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate, that each party will satisfy their obligations in accordance with the PMPAs, that Wheaton will continue to be able to fund or obtain funding for outstanding commitments, that Wheaton will be able to source and obtain accretive PMPAs, that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic), that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Company and counterparties to its PMPAs, that the trading of the Company's common shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE, that the trading of the Company's common shares will not be suspended, and that the net proceeds of sales of common shares, if any, will be used as anticipated, that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing CRA audits involving the Company), that Wheaton has properly considered the interpretation and application of Canadian tax law to its structure and operations, that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, that Wheaton's application of the CRA Settlement is accurate (including the Company's assessment that there will be no material change in the Company's facts or change in law or jurisprudence), and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton's management's current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.